Exhibit 99.1

Press Release, 5 November 2014

Interxion Reports Third Quarter 2014 Results

AMSTERDAM 5 November 2014 – Interxion Holding NV (NYSE: INXN), a leading European provider of cloud and carrier-neutral colocation data centre services, today announced its results for the three months ended 30 September 2014.

Financial Highlights

•	Revenue increased by 11% to €86.4 million (Q3 2013: €78.1 million).

•	Adjusted EBITDA increased by 11% to €37.3 million (Q3 2013: €33.7 million).

•	Adjusted EBITDA margin was 43.1% (Q3 2013: 43.1%).

•	Net profit increased to €9.0 million (Q3 2013: €16.5 million loss).

•	Capital expenditure, including intangible assets, was €57.0 million.

Operating Highlights

•	Revenue Generating Space increased by 4,200 square metres to 68,500 square metres.

•	Equipped Space increased by 2,600 square metres to 88,600 square metres.

•	Utilisation Rate at the end of the quarter was 77%.

•	Expansion in Amsterdam and a new data centre opened in Stockholm.

•	Completed the purchase of the SFR data centre in Marseille, France, as previously announced.

“Interxion delivered solid operating and financial results in the quarter. Revenue Generating Space increased by 4,200 square meters (+7%) over Q2 2014 and revenue growth improved to 11% year over year,” said Interxion Chief Executive Officer, David Ruberg. “Our community of interest strategy continues to show attractive results, as magnetic cloud service providers are being installed with signs of increased activity among community members starting to emerge.”

Press Release, 5 November 2014

Quarterly Review

Revenue in the third quarter of 2014 was €86.4 million, an 11% increase over the third quarter of 2013 and a 3% increase over the second quarter of 2014. Recurring revenue was €80.9 million, a 10% increase over the third quarter of 2013 and a 3% increase over the second quarter of 2014.

Cost of sales in the third quarter of 2014 was €35.5 million, a 12% increase over the third quarter of 2013 and a 5% increase over the second quarter of 2014.

Gross profit was €50.9 million in the third quarter of 2014, a 10% increase over the third quarter of 2013 and a 3% increase over the second quarter of 2014. Gross profit margin in the third quarter of 2014 was 58.9%, compared with 59.2% in the third quarter of 2013 and 59.4% in the second quarter of 2014.

Sales and marketing costs in the third quarter of 2014 were €5.9 million, an 8% increase over the third quarter of 2013 and a 5% decrease from the second quarter of 2014.

General and administrative costs1 in the third quarter of 2014 were €7.7 million, a 9% increase compared with the third quarter of 2013 and a 2% increase over the second quarter of 2014. Depreciation and amortisation in the third quarter of 2014 was €16.0 million, a 5% increase compared with the third quarter of 2013 and an 8% increase over the second quarter of 2014.

Net financing costs in the third quarter of 2014 were €7.0 million, an 82% decrease compared with the third quarter of 2013 and a 7% decrease over the second quarter of 2014. During the third quarter of 2013, Interxion closed a refinancing transaction that resulted in a €31.0 million one-time charge. Excluding this charge, net financing costs in the third quarter of 2014 were 1.4% lower than adjusted third quarter 2013 net financing costs.

[1]	Excluding depreciation, amortisation, impairments, increase/(decrease) in provision for onerous lease contracts, and share-based payments.

Press Release, 5 November 2014

Income tax expense was €3.9 million in the third quarter of 2014, compared to a €4.1 million income tax benefit in the third quarter of 2013, and a 2% decrease from the second quarter of 2014. The underlying effective tax rate for the quarter was 30% unchanged from the 30% in the same period last year.

Net profit was €9.0 million in the third quarter of 2014, compared to a net loss of €16.5 million in the third quarter 2013 and an 8% increase over the second quarter of 2014. Earnings per share were €0.13 on a weighted average of 70.0 million diluted shares in the third quarter of 2014. This result compares with a net loss of €0.24 on a weighted average of 69.5 million diluted shares in the third quarter of 2013, and earnings per share of €0.12 on a weighted average of 69.8 million diluted shares in the second quarter of 2014. Adjusted diluted earnings per share2 for the third quarter of 2014 were €0.11, compared with €0.10 for the third quarter of 2013 and €0.11 for the second quarter of 2014.

Adjusted EBITDA in the third quarter of 2014 was €37.3 million, an 11% increase over the third quarter of 2013 and a 4% increase over the second quarter of 2014. Adjusted EBITDA margin was 43.1%, compared with 43.1% in the third quarter of 2013 and 42.9% in the second quarter of 2014.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €33.6 million in the third quarter of 2014, a 5% increase over the third quarter of 2013 and a 25% increase over the second quarter of 2014. Capital expenditure, including intangible assets, was €57.0 million in the third quarter of 2014, compared with €26.5 million in the third quarter of 2013 and €54.4 million in the second quarter of 2014.

[2]	Diluted earnings per share adjusted for the impact of the refinancing charges, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, capitalised interest, and the related corporate income tax effect.

Press Release, 5 November 2014

Cash and cash equivalents were €112.8 million at 30 September 2014, up from €45.7 million at year-end 2013, principally due to the company adding a further €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020, issued at 106.75 and resulting in net cash proceeds of €157.9 million, net of estimated offering fees and expenses of €2.3 million. Total borrowings, net of deferred revolving facility financing fees, were €542.7 million at the end of the third quarter of 2014, compared with €362.7 million at the end of 2013. In the quarter, the company entered into a finance lease obligation of €13.4 million relating to our AMS7 facility. The company’s €100 million revolving credit facility was undrawn at 30 September 2014.

During the quarter, the company completed its purchase of the data centre facilities in Marseille, France from Société Française du Radiotéléphone – SFR SA (“SFR”). The company expects capital expenditure associated with the purchase of the freehold land and buildings together with the construction of the first two phases of equipped space totalling approximately 1,000 square metres to be approximately €20 million.

Equipped Space at the end of the third quarter of 2014 was 88,600 square metres, compared with 79,300 square metres at the end of the third quarter of 2013 and 86,000 square metres at the end of the second quarter of 2014.

•	AMS7 (Amsterdam): Phase 3 (1,500 square metres) became operational in 3Q 2014; phase 4 (1,300 square metres) is scheduled for 4Q 2014; phases 5 and 6 (1,300 square metres each) are scheduled for 1Q 2015 and 2Q 2015, respectively;

•	FRA8 (Frankfurt): Phases 3 and 4 (900 square metres each) are scheduled for 1Q 2015;

•	MRS1 (Marseille): Phases 1 and 2 (500 square metres each) are scheduled for 4Q 2014 and 1Q 2015, respectively;

•	STO3 (Stockholm): 900 square metres opened in 3Q 2014;

•	STO4 (Stockholm): 1,100 square metres are scheduled to open in 2Q 2015;

•	VIE2 (Vienna): Phase 1 (600 square metres) is scheduled to be operational in 4Q 2014; Phases 2 and 3 will deliver 1,000 square metres scheduled to be operational in 1Q 2015 and 300 square metres scheduled to be operational in 2Q 2015, and Phase 4 (900 square metres) is scheduled to open in the second half of 2015.

Press Release, 5 November 2014

Revenue Generating Space at the end of the third quarter of 2014 was 68,500 square metres, compared with 59,100 square metres at the end of the third quarter of 2013 and 64,300 square metres at the end of the second quarter of 2014. Utilisation Rate, the ratio of Revenue Generating Space to Equipped Space, was 77% at the end of the third quarter of 2014, compared with 75% at the end of the third quarter of 2013 and 75% at the end of the second quarter of 2014.

Business Outlook

Interxion today reaffirmed its guidance for 2014:

Revenue	€334 million -	€344 million
Adjusted EBITDA	€145 million -	€152 million
Capital expenditure (including intangibles)	€200 million -	€230 million

Conference Call to Discuss Results

The company will host a conference call today at 8:30am ET (1:30pm GMT and 2:30pm CET) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is 15649465. This event will also be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 11 November 2014. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 15649465.

Press Release, 5 November 2014

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving facility and €475 million 6.00% Senior Secured Notes due 2020. A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated income statement included elsewhere in this press release.

Adjusted diluted earnings per share amounts are determined on Adjusted Net Profit. We define Adjusted Net Profit as net profit/loss excluding the impact of the refinancing charges, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, capitalised interest, and the related corporate income tax effect. A reconciliation from reported Net Profit to Adjusted Net Profit is included elsewhere in this press release.

Other companies, however, may present EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Profit differently than we do. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Profit are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

Interxion does not provide forward-looking estimates of Net profit, Operating profit, depreciation, amortisation, and impairments, share-based payments, or increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites, which it uses to reconcile to Adjusted EBITDA. The company is, therefore, unable to provide forward-looking reconciling information for Adjusted EBITDA.

-ENDS-

Press Release, 5 November 2014

About Interxion

Interxion (NYSE: INXN) is a leading provider of cloud and carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 38 data centres in 11 European countries. Interxion’s data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 500 connectivity providers and 20 European Internet exchanges across its footprint, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 5 November 2014

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENT

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Sep 2013
Revenue	86,446	78,051	250,702	228,957
Cost of sales	(35,531)	(31,860)	(102,107)	(92,769)

Gross profit	50,915	46,191	148,595	136,188
Other income	57	106	167	299
Sales and marketing costs	(5,926)	(5,465)	(18,021)	(16,452)
General and administrative costs	(25,211)	(23,321)	(71,199)	(68,688)

Operating profit	19,835	17,511	59,542	51,347
Net finance expense	(6,986)	(38,082)	(19,875)	(51,863)

Profit/(loss) before taxation	12,849	(20,571)	39,667	(516)
Income tax expense	(3,855)	4,053	(11,992)	(2,432)

Net profit/(loss)	8,994	(16,518)	27,675	(2,948)

Basic earnings per share: (€)	0.13	(0.24)	0.40	(0.04)
Diluted earnings per share: (€)	0.13	(0.24)	0.40	(0.04)

Number of shares outstanding at the end of the period (shares in thousands)	69,161	68,810	69,161	68,810
Weighted average number of shares for Basic EPS (shares in thousands)	69,118	68,737	68,985	68,500
Weighted average number of shares for Diluted EPS (shares in thousands)	70,039	69,487	69,921	69,283

	As at
Capacity metrics	30 Sep 2014	30 Sep 2013
Equipped space (in square meters)	88,600	79,300
Revenue generating space (in square meters)	68,500	59,100
Utilisation rate	77%	75%

Press Release, 5 November 2014

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Sep 2013
Consolidated

Recurring revenue	80,863	73,708	235,466	216,858
Non-recurring revenue	5,583	4,343	15,236	12,099

Revenue	86,446	78,051	250,702	228,957

Adjusted EBITDA	37,275	33,671	107,686	98,075

Gross margin	58.9%	59.2%	59.3%	59.5%

Adjusted EBITDA margin	43.1%	43.1%	43.0%	42.8%

Total assets	1,134,861	885,658	1,134,861	885,658
Total liabilities	708,601	508,180	708,601	508,180
Capital expenditure, including intangible assets (i)	(57,041)	(26,467)	(168,456)	(88,035)

France, Germany, the Netherlands, and the UK

Recurring revenue	50,950	46,057	147,929	135,692
Non-recurring revenue	3,901	2,713	9,904	7,915

Revenue	54,851	48,770	157,833	143,607

Adjusted EBITDA	29,226	26,587	84,408	77,791

Gross margin	60.5%	62.1%	61.1%	62.5%

Adjusted EBITDA margin	53.3%	54.5%	53.5%	54.2%

Total assets	760,212	590,500	760,212	590,500
Total liabilities	165,599	135,540	165,599	135,540
Capital expenditure, including intangible assets (i)	(37,322)	(17,595)	(116,495)	(59,316)

Rest of Europe

Recurring revenue	29,913	27,651	87,537	81,166
Non-recurring revenue	1,682	1,630	5,332	4,184

Revenue	31,595	29,281	92,869	85,350

Adjusted EBITDA	16,767	14,931	49,198	44,122

Gross margin	61.5%	60.6%	62.0%	61.1%

Adjusted EBITDA margin	53.1%	51.0%	53.0%	51.7%

Total assets	263,009	207,318	263,009	207,318
Total liabilities	53,817	41,438	53,817	41,438
Capital expenditure, including intangible assets (i)	(17,696)	(7,998)	(47,648)	(26,552)

Corporate and other

Adjusted EBITDA	(8,718)	(7,847)	(25,920)	(23,838)

Total assets	111,640	87,840	111,640	87,840
Total liabilities	489,185	331,202	489,185	331,202
Capital expenditure, including intangible assets (i)	(2,023)	(874)	(4,313)	(2,167)

(i)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 5 November 2014

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED EBITDA RECONCILIATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Sep 2013
Reconciliation to Adjusted EBITDA

Consolidated

Net profit/(loss)	8,994	(16,518)	27,675	(2,948)
Income tax expense	3,855	(4,053)	11,992	2,432

Profit/(loss) before taxation	12,849	(20,571)	39,667	(516)
Net finance expense	6,986	38,082	19,875	51,863

Operating profit	19,835	17,511	59,542	51,347
Depreciation, amortisation and impairments	16,025	15,211	44,870	44,138

EBITDA	35,860	32,722	104,412	95,485
Share-based payments	1,472	1,055	4,246	2,889
Increase/(decrease) in provision for onerous lease contracts	—	—	(805)	—
Income from sub-leases on unused data centre sites	(57)	(106)	(167)	(299)

Adjusted EBITDA	37,275	33,671	107,686	98,075

France, Germany, the Netherlands, and the UK

Operating profit	18,420	16,745	55,452	48,971
Depreciation, amortisation and impairments	10,528	9,761	28,968	28,668

EBITDA	28,948	26,506	84,420	77,639
Share-based payments	335	187	960	451
Increase/(decrease) in provision for onerous lease contracts	—	—	(805)	—
Income from sub-leases on unused data centre sites	(57)	(106)	(167)	(299)

Adjusted EBITDA	29,226	26,587	84,408	77,791

Rest of Europe

Operating profit	11,857	10,218	35,158	30,635
Depreciation, amortisation and impairments	4,610	4,638	13,386	13,232

EBITDA	16,467	14,856	48,544	43,867
Share-based payments	300	75	654	255

Adjusted EBITDA	16,767	14,931	49,198	44,122

Corporate and Other

Operating profit/(loss)	(10,442)	(9,452)	(31,068)	(28,259)
Depreciation, amortisation and impairments	887	812	2,516	2,238

EBITDA	(9,555)	(8,640)	(28,552)	(26,021)
Share-based payments	837	793	2,632	2,183

Adjusted EBITDA	(8,718)	(7,847)	(25,920)	(23,838)

Press Release, 5 November 2014

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	30 Sep 2014	31 Dec 2013
Non-current assets
Property, plant and equipment	850,500	698,748
Intangible assets	18,545	17,878
Deferred tax assets	30,812	34,446
Financial assets	774	774
Other non-current assets	5,781	16,536

	906,412	768,382
Current assets
Trade and other current assets	115,694	96,703
Cash and cash equivalents	112,755	45,690

	228,449	142,393

Total assets	1,134,861	910,775

Shareholders’ equity
Share capital	6,915	6,887
Share premium	492,205	485,347
Foreign currency translation reserve	10,812	6,757
Hedging reserve, net of tax	(198)	60
Accumulated deficit	(83,474)	(111,149)

	426,260	387,902
Non-current liabilities
Trade payables and other liabilities	11,658	11,537
Deferred tax liabilities	6,750	4,147
Provision for onerous lease contracts	2,607	4,855
Borrowings	541,445	362,209

	562,460	382,748
Current liabilities
Trade payables and other liabilities	135,962	132,093
Income tax liabilities	4,685	2,229
Provision for onerous lease contracts	3,139	4,020
Borrowings	2,355	1,783

	146,141	140,125

Total liabilities	708,601	522,873

Total liabilities and shareholders’ equity	1,134,861	910,775

Press Release, 5 November 2014

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	30 Sep 2014	31 Dec 2013
Borrowings net of cash and cash equivalents

Cash and cash equivalents (ii)	112,755	45,690

6.00% Senior Secured Notes due 2020 (iii)	475,698	317,610
Mortgages	32,457	24,257
Financial leases	34,040	20,520
Other borrowings	1,605	1,605

Borrowings excluding Revolving Facility deferred financing costs	543,800	363,992

Revolving Facility deferred financing costs (iv)	(1,066)	(1,258)

Total borrowings	542,734	362,734

Borrowings net of cash and cash equivalents	429,979	317,044

(ii)	Cash and cash equivalents include €4.2 million as of 30 September 2014 and €4.1 million as of 31 December 2013, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(iii)	€475 million 6.00% Senior Secured Notes due 2020 include a premium on the additional issuance and are shown after deducting underwriting discounts and commissions, offering fees and expenses. On 29 April 2014, the Company completed the issuance of €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the “Additional Notes”).
(iv)	Deferred financing costs of €1.1 million as of 30 September 2014 were incurred in connection with the €100 million revolving facility.

Press Release, 5 November 2014

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Sep 2013
Profit/(loss) for the period	8,994	(16,518)	27,675	(2,948)
Depreciation, amortisation and impairments	16,025	15,211	44,870	44,138
Provision for onerous lease contracts	(859)	(825)	(3,313)	(2,456)
Share-based payments	1,472	1,055	4,246	2,889
Net finance expense	6,986	38,082	19,875	51,863
Income tax expense	3,855	(4,053)	11,992	2,432

	36,473	32,952	105,345	95,918
Movements in trade and other current assets	(7,848)	(1,105)	(19,077)	(9,909)
Movements in trade and other liabilities	5,012	156	8,607	(6,314)

Cash generated from operations	33,637	32,003	94,875	79,695
Interest and fees paid (v)	(11,711)	(10,763)	(23,772)	(21,934)
Interest received	114	145	238	432
Income tax paid	(1,950)	(2,020)	(4,151)	(4,090)

Net cash flows from operating activities	20,090	19,365	67,190	54,103
Cash flows from investing activities
Purchase of property, plant and equipment	(56,251)	(25,959)	(166,276)	(85,432)
Purchase of intangible assets	(790)	(508)	(2,180)	(2,603)

Net cash flows from investing activities	(57,041)	(26,467)	(168,456)	(88,035)
Cash flows from financing activities
Proceeds from exercised options	1,444	1,289	2,846	4,032
Proceeds from mortgages	—	—	9,185	15,324
Repayment of mortgages	(320)	(167)	(1,054)	(167)
Proceeds Revolving Facility	—	—	30,000	—
Repayments Revolving Facility	—	—	(30,000)	—
Payments for Revolving Facility	—	(1,159)	—	(1,159)
Proceeds 6.00% Senior Secured Notes due 2020	(504)	317,814	157,878	317,814
Repayment 9.50% Senior Secured Notes due 2017	—	(286,478)	—	(286,478)
Interest received at issue of Additional Notes	—	—	2,600	—
Interest paid related to interest received at issue of Additional Notes	(2,600)	—	(2,600)	—
Transaction costs related to Senior Secured Facility	(275)	—	(646)	—
Repayment of other borrowings	8	(28)	(15)	(53)

Net cash flows from financing activities	(2,247)	31,271	168,194	49,313
Effect of exchange rate changes on cash	73	(9)	137	(70)

Net movement in cash and cash equivalents	(39,125)	24,160	67,065	15,311
Cash and cash equivalents, beginning of period	151,880	59,843	45,690	68,692

Cash and cash equivalents, end of period	112,755	84,003	112,755	84,003

(v)	Interest paid is reported net of cash interest capitalized, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 5 November 2014

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED NET PROFIT RECONCILIATION

(in € millions — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Sep 2013
Net profit/(loss) - as reported	9.0	(16.5)	27.7	(2.9)

Add back
+ Refinancing charges	—	31.0	0.6	31.0
+ Deferred tax asset adjustment	—	0.6	—	0.6

	—	31.6	0.6	31.6
Reverse
- Adjustments to onerous lease	—	—	(0.8)	—
- Interest capitalised	(1.3)	(0.3)	(3.0)	(1.3)

	(1.3)	(0.3)	(3.8)	(1.3)
Tax effect of above add backs & reversals	0.3	(7.7)	0.8	(7.7)

Adjusted Net profit	8.0	7.1	25.4	19.7

Reported Basic EPS: (€)	0.13	(0.24)	0.40	(0.04)
Reported Diluted EPS: (€)	0.13	(0.24)	0.40	(0.04)

Adjusted Basic EPS: (€)	0.12	0.10	0.37	0.29
Adjusted Diluted EPS: (€)	0.11	0.10	0.36	0.29

Press Release, 5 November 2014

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 5 November 2014

with Target Open Dates in 2014 & 2015

Market	Project	CAPEX (a, b) (€million)	Equipped Space (a) (sqm)	Target Opening Dates
Amsterdam	AMS 7: Phases 1 - 6 New Build	115	7,400	1Q 2014 - 2Q 2015 (c)

Brussels	BRU 1: Phase 5 Expansion	2	300	1Q 2014 (fully opened)

Dusseldorf	DUS 1: Expansion	<1	100	3Q 2014 (fully opened)

Frankfurt	FRA 8: Phases 1 - 4 New Build	67	3,700	2Q 2014 - 1Q 2015 (d)

Frankfurt	FRA 9: New Build	13	800	1Q 2014 (fully opened)

London	LON 1: Expansion	1	200	2Q - 3Q 2014 (fully opened) (e)

Marseille	MRS 1: Phases 1 - 2	20	1,000	4Q 2014 - 1Q2015(f)

Stockholm	STO 2: Phase 2 Expansion	6	500	1Q 2014 (fully opened)

Stockholm	STO 3: New Build	11	900	3Q 2014 (fully opened)

Stockholm	STO 4: New Build	15	1,100	2Q 2015

Vienna	VIE 2: Phases 1 - 4 New Build	42	2,800	4Q 2014 - 2H 2015 (g)

Zurich	ZUR 1: Expansion	1	100	2Q 2014 (fully opened)

Total		€293	19,100

(a)	CAPEX and Equipped Space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	Phase 1 (1,100 square metres) became operational in 1Q 2014; phase 2 (1,000 square metres) became operational in 2Q 2014; Phase 3 (1,500 square metres) became operational in 3Q 2014; phases 4, 5, and 6 (1,300 square metres each) are scheduled for 4Q 2014, 1Q 2015, and 2Q 2015, respectively.
(d)	Phases 1 and 2 (900 square metres each) became operational in the second quarter of 2014; Phases 3 and 4 (900 square metres each) are scheduled for 1Q 2015.
(e)	100 sqm added in each of 2Q 2014 and 3Q 2014.
(f)	Phases 1 and 2 (500 square metres each) are scheduled for 4Q 2014 and 1Q 2015, respectively. Marseille costs include the purchase of land buildings, and data centre equipment.
(g)	Phase 1 (600 square metres) are scheduled to be operational in 4Q 2014; Phases 2 and 3 will deliver 1,000 square metres scheduled to be operational in 1Q 2015 and 300 square metres scheduled to be operational in 2Q 2015, and Phase 4 (900 square metres) is scheduled to open in the second half of 2015.